ALSTON&BIRD LLP

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Washington, DC 20004-1404

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Fax:202-756-3333

www.alston.com

Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

October 24, 2013

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                 RCM Technologies, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on October 18, 2013

File No. 001-10245

Dear Mr. Hindin:

At the request of and on behalf of our client, RCM Technologies, Inc., a Nevada corporation (“RCM” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated October 24, 2013 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A filed by RCM on October 18, 2013 (the “Preliminary Proxy Statement”) with respect to RCM’s Annual Meeting of Stockholders to be held on Thursday, December 5, 2013 (including any adjournments, postponements and reschedulings thereof, the “2013 Annual Meeting”). For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Comment Letter.

RCM today filed an amended Preliminary Proxy Statement on Schedule 14A via EDGAR (using tag PRER14A) containing the revisions described in this letter (the “Amended Filing”).  Page references in the response below refer to the Amended Filing. Attached to this letter as Annex A are the requested acknowledgements from RCM.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Who will solicit proxies on behalf of the board?  Page 7

1.                                Staff Comment: We note that RCM may solicit proxies by telephone, electronic mail and personal solicitation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of their first use.

Response: In response to the Staff’s comment, RCM acknowledges and agrees to file all written soliciting materials, including any scripts to be used in the soliciting of proxies, under the cover of Schedule 14A on the date of their first use.

Proposal 5, page 39

2.                                Staff Comment: Disclosure here and throughout the proxy indicates stockholders will be asked to consider proposal 5 “if the proposal is proper and properly introduced at the 2013 Annual Meeting.”  Please expand such discussion to indicate why such proposal would not be considered a proper matter for consideration at the 2013 Annual Meeting and clarify what constitutes a proposal being “properly presented.”

Response: In response to the Staff’s comment, RCM supplementally advises the Staff of the following:

Proposal 5 (the “Independent Chairman Proposal”) is a stockholder proposal that was submitted to RCM on January 2, 2013, and resubmitted on October 3, 2013, by IRS Partners No. 19, L.P., a Delaware limited partnership (“IRS No. 19), Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners”), and various related and/or affiliated parties (collectively, the “Stockholder Group”). As noted in the Preliminary Proxy Statement, RCM is currently considering, upon the advice of legal counsel, whether the Independent Chairman Proposal is a proper matter for consideration at the 2013 Annual Meeting. Whether or not the Independent Chairman Proposal is presented at the 2013 Annual Meeting, RCM intends to fully preserve all legal rights to contest this proposal on legal grounds.

RCM believes that the Stockholder Group’s reference in its Independent Chairman Proposal to the definition set forth in the NASDAQ Stock Market listing standard is “vague and indefinite” in violation of Rule 14a-9 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since the NASDAQ independence definition was not contained in the proposal that was submitted to RCM by the Stockholder Group. Nor was this definition included in the preliminary proxy materials that were filed by the Stockholder Group with the SEC on October 21, 2013. Accordingly, RCM believes that the Independent Chairman Proposal, being “vague and indefinite,” does not comply with the SEC’s proxy rules and, accordingly, is not a proper matter for consideration by stockholders at the 2013 Annual Meeting.

With respect to stockholder proposals submitted under Rule 14a-8 of the Exchange Act, the Staff has taken a similar position in numerous no-action letters where it permitted the exclusion of a similar stockholder proposal due to the proposal being “vague and indefinite” under Rule 14a-8(i)(3). In arriving at such a position, the Staff has noted that the proposal refers to the “rules of the NASDAQ Stock Market” for the definition of an “independent director,” but does not provide information about what this definition means. The Staff has indicated that it views the definition to be a central aspect of the proposal. As the Staff indicated in Staff Legal Bulletin No. 14G (Oct. 16, 2012), the Staff believes that such a proposal would be subject to exclusion under Rule 14a-8(i)(3) if neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, the Staff has taken the position that it need consider only the information contained in the proposal and supporting statement and determine whether, based on that information, stockholders and the company can determine what actions the proposal seeks. Accordingly, when the proposal does not provide information about what the NASDAQ Stock Market’s definition of “independent director” means, the Staff has expressed the view that stockholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, on such basis, the Staff has indicated it would not recommend enforcement action to the SEC if the company omitted the proposal from its proxy materials in reliance on the proposal being “vague and indefinite” under Rule 14a-8(i)(3).  See Comcast Corporation (March 15, 2013) (concurring in the exclusion of a proposal that requested that the company amend its articles of incorporation to require the chairman of the board of directors to be an independent director “as defined by the rules of the NASDAQ Stock Market,” because “the proposal does not provide information about what the NASDAQ’s definition of ‘independent director’ means”) and McKesson Corporation (April 17, 2013) (same result for a proposal using the NYSE definition of “independent director”).

RCM recognizes that the Independent Chairman Proposal was not submitted pursuant to Rule 14a-8. That notwithstanding, RCM believes that the principles upon which the Staff has relied for excluding proposals similar to the Independent Chairman Proposal as being “vague and indefinite” under Rule 14a-8 should also apply in determining whether a proposal is “vague and indefinite” under Rule 14a-9.

Form of Proxy

3.                                Staff Comment: Please mark your form of proxy “preliminary copy.” See Exchange Act Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the amended form of proxy card has been marked “Preliminary Copy, Subject to Completion” in accordance with Rule 14a-6(e)(1) of the SEC’s proxy rules.

4.                                Staff Comment: Please revise the form of proxy to correct the reference to proposals 2 and 3 currently labeled as “(1)” and “(2).”

Response: In response to the Staff’s comment, the amended form of proxy card has been revised to correct the labels on proposals 2 and 3.

*   *   *   *   *   *

We appreciate the Staff’s review of RCM’s filing. If you have any questions regarding the Amended Filing or these responses, please feel free to contact the undersigned or Justin W. Chairman of Morgan, Lewis & Bockius LLP, each of which is serving as counsel to RCM, at (202) 239-3679 and (215) 963-5061, respectively. Our e-mail addresses are keith.gottfried@alston.com and jchairman@morganlewis.com.  Facsimile transmissions may be sent to me at (202) 654-4879 or to Mr. Chairman at (215) 963-5001.

Very truly yours,

/S/ KEITH E. GOTTFRIED

Keith E. Gottfried

cc:                                Leon Kopyt, CEO — RCM Technologies, Inc.

Kevin D. Miller, CFO — RCM Technologies, Inc.

Justin W. Chairman, Esq. — Morgan, Lewis & Bockius LLP

Annex A

RCM TECHNOLOGIES, INC.

2500 McClellan Avenue, Suite 350
Pennsauken, New Jersey 08109-4613

October 24, 2013

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                 RCM Technologies, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on October 18, 2013

File No. 001-10245

Dear Mr. Hindin:

RCM Technologies, Inc., a Nevada corporation (the “Filing Person”), hereby provides the following statements with respect to the above-referenced filing: (i) that the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) that the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ KEVIN D. MILLER

Kevin D. Miller
Chief Financial Officer